COMMON SENSE TRUST
                           Government Fund II

                            File # 811-05018

                      Attachment 77H for Form NSAR
              for the fiscal period ended October 31, 1995


When the fund was capitalized, Van Kampen American Capital Asset Management, Inc.("VKACAM") was the sole shareholder of all classes of shares that the fund offered and, therefore, was considered a controlling person (owning more than 25% of the voting securities as defined by the Investment Company Act of 1940) of each class of shares.

Once the Fund's shares were offered to the public, and sales increased (this causing VKACAM's controlling ownership to drop below 25%), VKACAM ceased to be a controlling person of the Fund.